Exhibit 99.1

Bona Film Group to Hold Annual General Meeting on December 29, 2015

BEIJING – December 3, 2015 -- Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that it will hold its annual general meeting of shareholders at 10:00 a.m. Beijing time on December 29, 2015 at the Company's offices: 18/F, Tower 1, U-town Office Building, No. 1 San Feng Bei Li, Chaoyang District, Beijing 100020, People's Republic of China.

Holders of record of ordinary shares of the Company at the close of business on December 3, 2015 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth more details of the resolutions to be submitted to shareholder approval at the annual general meeting, is available on the Investor Relations section of the Company’s website at http://ir.bonafilm.cn. Bona has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2014, with the U.S. Securities and Exchange Commission (the “SEC”). Bona’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting Bona Film Group Limited at bona@tpg-ir.com.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona's email list to receive Company news, please send your request to bona@tpg-ir.com.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com